UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.            )*

Irvine Sensors Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

463664-50-8

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel

FirstMark Capital, L.L.C.

1221 Avenue of the Americas

New York, New York 10020

(212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1	Names of Reporting Persons. FirstMark Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 1,863,905
8 Shared Voting Power 0
9 Sole Dispositive Power 1,863,905
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,905
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 5.67%
14	Type of Reporting Person (See Instructions) IA

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Irvine Sensors Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626.

ITEM 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by FirstMark Capital, L.L.C., a Delaware limited liability company (the “Reporting Person”). Effective August 20, 2008, the Reporting Person became the investment manager of certain funds formerly managed by the venture capital division of Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

The Reporting Person acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority. The address of the principal business and office of the Reporting Person, and of the Executive Officers and Controlling Persons (as defined below) is 1221 Avenue of the Americas, New York, NY 10020.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, FirstMark III, L.P., a Delaware limited partnership, formerly known as Pequot Private Equity Fund III, L.P. (“FM3”), and FirstMark III Offshore Partners, L.P., a Cayman Islands limited partnership, formerly known as Pequot Offshore Private Equity Partners III, L.P. (“FM3OP”, and together with FM3, the “Funds”).

The executive officers of the Reporting Person are Messrs. Gerald Poch, Lawrence D. Lenihan, Jr., Amish Jani, Richard Heitzmann and Brian Kempner and the controlling shareholders are Messrs. Poch and Lenihan (collectively, the “Executive Officers and Controlling Persons”). Each of the Executive Officers and Controlling Persons is a citizen of the United States.

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the Funds acquired the Notes and the Warrants (each, as defined below) for aggregate consideration of approximately $10,000,000. The funds for the purchase of such securities held by the Funds were obtained from the contributions of the Funds’ partners/shareholders.

The Funds entered into the Letter Agreement (as defined below) in connection with the execution of the Purchase Agreement, and as such, no funds were expended by the Funds in connection with the execution of the Letter Agreement.

Pursuant to the Assignment Agreement (as defined below), the Funds assigned the Notes to the New Investors (as defined below) for aggregate consideration of approximately $10,000,000.

Pursuant to the Settlement Agreement (as defined below), the Funds exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for an aggregate exercise price of approximately $1,750,000. The funds for the purchase of such securities held by the Funds were obtained from the contributions of the Funds’ partners/shareholders. In consideration of the Settlement (as defined below), the Issuer agreed to pay the Funds a settlement payment of $1,250,000, the Accrued Interest (as defined below) and the Reimbursement (as defined below).

The Funds entered into the Side Letter (as defined below) in connection with the termination of the Letter Agreement, and as such, no funds were expended by the Funds in connection with the execution of the Side Letter.

Copies of the Purchase Agreement and the Letter Agreement are incorporated herein by reference to Exhibits 1 and 3, respectively, to the Schedule 13D previously filed by Pequot. Copies of the Assignment Agreement, the Settlement Agreement and the Side Letter are incorporated by reference to Exhibits 9, 10 and 11, respectively, to Amendment No. 4 to Schedule 13D previously filed by Pequot. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock, as discussed further in this Statement, in connection with its acquisition of all of Pequot’s ownership interests in the Issuer. Pursuant to the terms of the Purchase Agreement, the Funds acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock. Pursuant to the terms of the Settlement Agreement, the Funds purchased Common Stock by exercising a portion of the Warrants and, subject to the satisfaction of certain conditions, agreed to exercise the Warrants to purchase additional Common Stock. Pursuant to the terms of the Assignment Agreement, the Funds assigned the Notes to the New Investors. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Warrants, Common Stock or other securities of the Issuer, or dispose of Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

Pursuant to a Securities Purchase Agreement dated December 30, 2005 by and among the Funds and the Issuer (the “Purchase Agreement”), the Issuer issued and sold to the Funds: (i) $7,445,493 in aggregate principal amount of its Series 1 senior subordinated secured convertible notes due 2009 (the “Series 1 Notes”), which were convertible into an aggregate of 2,863,651 shares of Common Stock (the “Series 1 Common Stock”) (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); (ii) warrants to purchase up to 1,002,278 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the “Series 1 Warrants”); (iii) $2,554,507 in aggregate principal amount of its Series 2 senior subordinated secured convertible notes due 2007 (the “Series 2 Notes,” and together with the Series 1 Notes, the “Notes”), which were convertible upon certain events set forth in the Purchase Agreement into an aggregate of 982,503 shares of Common Stock (the “Series 2 Common Stock”) (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); and (iv) warrants to purchase up to 343,876 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the “Series 2 Warrants,” and together with the Series 1 Warrants, the “Warrants”).

Pursuant to the Purchase Agreement and subject to certain exceptions, from the Effective Date (as defined below), for so long as the Notes are outstanding, the Issuer agreed not to offer, sell, grant any option to purchase or otherwise dispose of any equity or equity equivalent securities of its or its subsidiaries (a “Subsequent Placement”), unless the Issuer offers to issue and sell to or exchange with each Fund (A) a pro rata portion of the securities offered in such Subsequent Placement (the “Basic Amount”) or (B) with respect to each Fund that elects to purchase its Basic Amount, any portion of the other Fund’s Basic Amount that is not subscribed for by such other Fund. In addition, if at any time while any Note is outstanding, the Issuer proposes to directly or indirectly effect a Subsequent Placement (other than the issuance of certain excluded stock), the Issuer agreed to offer to repurchase such Note for an aggregate price equal to the lesser of (x) the aggregate amount of the Subsequent Placement and (y) the aggregate amount required to repurchase all of the Notes pursuant to the terms of the Purchase Agreement and the Notes.

The Purchase Agreement also included negative covenants that prohibit a variety of actions without the approval of the holders of a majority of the outstanding principal amount of the Notes, including covenants that limit the Issuer’s ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of its capital stock, (c) declare or pay dividends or make similar distributions, (d) sell assets, (e) materially change its accounting or tax methods, (f) fail to maintain its corporate existence, (g) incur certain types of indebtedness, or (h) make certain fundamental changes to its principal business.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer prepared and filed a shelf registration statement covering the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefor and any securities issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event (the “Registrable Securities”). The Issuer will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the Securities and Exchange Commission (the “Effective Date”); (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the Funds with piggyback registration rights with respect to certain offerings of the Issuer’s Common Stock.

Letter Agreement

Pursuant to a letter agreement dated December 30, 2005 (the “Letter Agreement”), the Issuer agreed, among other things, to: (i) cause an individual designated by FM3 and reasonably acceptable to the Issuer’s nominating and corporate governance committee, who was initially Martin Hale, to serve on the Issuer’s board of directors (the “FirstMark Director”); (ii) nominate the FirstMark Director for re-election at each annual meeting of the Issuer’s stockholders; (iii) to appoint the FirstMark Director to all committees of the Issuer’s board of directors, provided that the FirstMark Director meets certain eligibility requirements; and (iv) enter into an indemnification agreement with the FirstMark Director.

The obligations of the Issuer pursuant to the Letter Agreement terminate if the Funds and their respective affiliates own or have the right to acquire, in the aggregate, less than 500,000 shares of Common Stock (subject to adjustments for stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes.

Event Notice

On September 26, 2006, in accordance with the terms of the Notes, the Funds delivered to the Issuer an event notice (the “Notice”) notifying the Issuer of certain defaults under the Notes that the Funds believe occurred and requiring that the Issuer repurchase no later than the third trading day following the date of delivery of the Notice (i) the outstanding $10,000,000 principal amount of the Notes at a repurchase price equal to the greater of (A) 125% of such outstanding principal amount, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Equity Event Value (as defined below) of the Common Stock issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon, and (ii) any shares issued upon any conversion of Notes and then owned by the Funds at a price per share equal to the Equity Event Value of such issuable and issued shares of Common Stock. “Equity Event Value” means 125% of the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice, provided, that if the Issuer does not make such required payment (together with such other payments, expenses and liquidated damages then due and payable) when due or, in the event the Issuer disputes in good faith the occurrence of the event pursuant to which the Notice relates, does not instead deposit such required payment (together with such other payments, expenses and liquidated damages then due) in escrow with an independent third-party escrow agent within five trading days of the date such payment is due, then the Event Equity Value payable shall be 125% of the greater of (a) the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice and (b) the average of the closing prices of the Common Stock for the five trading days preceding the date on which such required payment (together with such other payments, expenses and liquidated damages) is paid in full. In accordance with the terms of the Notes, if the Issuer fails to pay such amounts, interest accrues on such amounts for the period from and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per annum (but in no event in excess of the maximum rate permitted under applicable law).

Assignment Agreement

Pursuant to an Assignment Agreement and Addendum dated December 29, 2006 (the “Assignment Agreement”), by and among the Funds, Longview Fund, L.P. and Alpha Capital Anstalt (the “New Investors”), the Funds assigned all of their rights and obligations under the Notes to the New Investors for aggregate consideration of $10,000,000 (the “Assignment”).

In connection with the issuance of the Notes pursuant to the Purchase Agreement, the Issuer’s majority-owned subsidiaries had guaranteed the repayment of the Notes and provided a security interest in all or substantially all of their assets as collateral to secure such guarantees. The Issuer also had provided a security interest in all or substantially all of its assets, including the pledge of its shares of capital stock in its subsidiaries. In connection with the Assignment, the Funds assigned such security interests and guarantees to the New Investors.

Settlement Agreement

Pursuant to a Settlement Agreement and Mutual Release dated December 29, 2006 by and among the Funds and the Issuer (the “Settlement Agreement”), the parties thereto agreed to resolve all disputes regarding alleged events of default and certain other matters under the Notes, and to mutually release each other and related persons for claims and losses arising from actions taken prior to the date of the Assignment Agreement, including claims relating to the Notes, any issuance of securities and any agreements or transactions between the Issuer and the Funds (the “Settlement”). The Settlement Agreement includes a mutual covenant not to sue for events that occurred prior to the date of the Assignment Agreement and certain indemnification provisions for events that occurred prior to the date of the Assignment Agreement. In consideration of the Settlement, the Issuer agreed to pay the Funds a settlement payment of $1,250,000, accrued and unpaid interest of $539,446.87 on the Notes from September 30, 2006 through December 29, 2006 (the “Accrued Interest”) and reimbursement of $230,000 for attorneys’ fees and expenses (the “Reimbursement”).

As a result of the issuance of warrants to the New Investors (the “Investor Warrants”), the exercise price of the Warrants was automatically reduced to $1.30 per share and the number of shares issuable upon exercise of the Warrants was automatically increased to an aggregate of 3,210,059 shares of Common Stock, pursuant to the anti-dilution provisions of the Warrants. Pursuant to the Settlement Agreement, the Funds exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for approximately $1,750,000 in cash. On December 29, 2006, the Issuer issued an aggregate of 1,346,154 shares of Common Stock to the Funds pursuant to such exercise. Pursuant to the Settlement Agreement, the Funds also agreed to exercise the Warrants to purchase an additional 902,267 shares of Common Stock for cash no later than March 14, 2007 (the “Mandatory Exercise”), provided that certain conditions are met, including that such shares can be resold under an effective registration statement and that the average daily volume-weighted average price (“VWAP”) of the Common Stock has, for any seven consecutive trading days following and during the effective resale registration of such shares, exceeded 110% of the exercise price. In the event that the specified conditions have not been met by March 14, 2007, then the Funds will not be required to complete the Mandatory Exercise, but may exercise the remaining Warrants in accordance with their terms (including on a cashless exercise basis), subject to the terms of the Side Letter.

The Settlement Agreement provides that, upon the Assignment, the Issuer and the Funds will not have any further rights, obligations or liabilities with respect to each other under the Notes, the security agreements or the guaranty that were assigned to the New Investors and, upon the full exercise of the Warrants, the Issuer and the Funds will not have any further rights, obligations or liabilities with respect to each other under the Purchase Agreement, as amended, except for certain indemnification rights, registration rights and certain other covenants applicable to the Warrants. In connection with the Settlement and the Assignment, the Purchase Agreement (other than the surviving provisions described above) and the Letter Agreement were terminated, as was the Subordination Agreement dated December 30, 2005 among the Funds and Square 1 Bank. In addition, the Issuer and the Funds waived any existing defaults, breaches or noncompliance of each other under any of the agreements and other instruments entered into in connection with the transactions contemplated by the Purchase Agreement.

Side Letter

On December 28, 2006, prior to the Assignment, the Issuer and the Funds entered into a letter agreement dated December 28, 2006 (the “Side Letter”), pursuant to which FM3 waived its rights under the Letter Agreement to designate a director to serve on the Issuer’s board of directors and has no right to appoint a director of the Issuer. In addition, the Funds agreed to be subject to a blocker that prevents the Funds from acquiring beneficial ownership of Common Stock upon any exercise of the Warrants and/or conversion of the Notes at any time exceeding 9.9% of the outstanding Common Stock. In consideration of the Side Letter, the Issuer paid $25,000 to the Funds.

The Purchase Agreement and the Letter Agreement are incorporated herein by reference to Exhibits 1 and 3, respectively, to the Schedule 13D previously filed by Pequot. Copies of the Notice and Mr. Hale’s resignation letter are incorporated herein by reference to Exhibits 9 and 10, respectively, to Amendment No. 3 to Schedule 13D previously filed by Pequot. The Assignment Agreement, the Settlement Agreement and the Side Letter are incorporated by reference to Exhibits 9, 10 and 11, respectively, to Amendment No. 4 to Schedule 13D previously filed by Pequot. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 1,863,905 shares of Common Stock, representing 5.67% of the Issuer’s Common Stock outstanding as of May 9, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 30, 2008 (after giving effect to the Assignment, the Settlement, the Side Letter and the exercise of the Warrants).

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 1,863,905 shares of Common Stock.

(c) Except for the information set forth, or incorporated by reference, in Item 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Purchase Agreement, the Letter Agreement, the Assignment Agreement, the Settlement Agreement and the Side Letter described in Items 3 and 4, each of which is incorporated herein by reference to Exhibits 1, 2, 9, 10 and 11, respectively, to the Schedule 13D previously filed by Pequot. Reference is made to the Notice described in Item 4, which is incorporated herein by reference to Exhibit 8 to the Schedule 13D previously filed by Pequot.

Senior Subordinated Secured Convertible Notes

On December 30, 2005, in connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to the Funds: (i) the Series 1 Notes, in an aggregate principal amount of $7,445,493; and (ii) the Series 2 Notes, in an aggregate principal amount of $2,554,507. The Series 1 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 1 Notes. The outstanding principal of the Series 1 Notes is payable in 24 equal monthly installments commencing on December 30, 2007, which shall be paid in shares of Common Stock, if certain conditions are satisfied, or otherwise, in cash. At any time, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 1 Notes are convertible into shares of Common Stock. The conversion price of the Series 1 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

In lieu of cash, the Funds elected to receive an aggregate of 24,831 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on March 31, 2006 on the Series 1 Notes. In lieu of cash, the Funds elected to receive an aggregate of 32,505 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on June 30, 2006 on the Series 1 Notes.

The Series 2 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 2 Notes. The outstanding principal amount of the Series 2 Notes, plus accrued and unpaid interest thereon, is payable in cash on December 30, 2007 or such later date as the holders of the Series 2 Notes may determine. Pursuant to the Assignment Agreement, the Maturity Date (as defined in the Notes) of the Series 2 Notes was extended from December 30, 2007 to December 30, 2009. The Issuer may make payments on the Series 2 Notes in shares of Common Stock, if certain conditions are satisfied. At the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 2 Notes are convertible into shares of Common Stock. The conversion price of the Series 2 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

In lieu of cash, the Funds elected to receive an aggregate of 8,520 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on March 31, 2006 on the Series 2 Notes. The Funds elected to defer receipt of such shares of Common Stock until the Maturity Date or such earlier date as specified by such holder in writing. In lieu of cash, the Funds elected to receive an aggregate of 11,153 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on June 30, 2006 on the Series 2 Notes.

As a result of the issuance of the Investor Warrants, the conversion price of the Notes was automatically reduced from $2.60 to $1.30 per share pursuant to the anti-dilution provisions of the Notes. At such conversion price and in connection with the Assignment, the principal amount of the Notes is presently convertible into 7,692,308 shares of Common Stock.

The Notes are subject to certain redemption and repurchase rights in favor of the holder(s) upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure to pay by the Issuer to pay its obligations under the Notes when due, (ii) an uncured default by the Issuer and/or certain of its subsidiaries (the “Companies”) under certain third-party agreements, (iii) the entry of certain judgments against the Companies, (iv) debarment or suspension of the Companies from government contracting, (v) a breach of the representations and warranties made by the Companies to the holder(s), (vi) the Companies’ uncured failure to perform material obligations to the holder(s), (vii) a material adverse change to the Companies as a whole and (viii) certain bankruptcy-related events.

Warrants

In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Series 1 Warrants to the Funds on December 30, 2005. The Series 1 Warrants were exercisable at an initial exercise price of $3.10 per share to purchase an aggregate of up to 1,002,278 shares of Common Stock at any time on or prior to December 30, 2009. The Issuer issued the Series 2 Warrants to the Funds on December 30, 2005. The Series 2 Warrants were exercisable at an initial exercise price of $3.10 per share to purchase an aggregate of up to 343,876 shares of Common Stock at any time on or prior to December 30, 2009. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. Cashless exercise is permitted. As a result of the issuance of the Investor Warrants, the exercise price of the Warrants was automatically reduced from $3.10 to $1.30 per share and the number of shares issuable upon exercise of the Warrants was automatically increased to an aggregate of 3,210,059 shares of Common Stock, pursuant to the anti-dilution provisions of the Warrants. Pursuant to the Settlement Agreement, the Funds exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for approximately $1,750,000 in cash. On December 29, 2006, the Issuer issued an aggregate of 1,346,154 shares of Common Stock to the Funds pursuant to such exercise.

The Series 1 Notes have substantially similar terms, a form of which is incorporated herein by reference to Exhibit 3 to the Schedule 13D previously filed by Pequot. The Series 2 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 4. The Series 1 Warrants have substantially similar terms, a form of which is incorporated herein by reference to Exhibit 5 to the Schedule 13D previously filed by Pequot. The Series 2 Warrants have substantially similar terms, a form of which is incorporated herein by reference to Exhibit 6 to the Schedule 13D previously filed by Pequot. The Fee Confirmation Letter is incorporated herein by reference to Exhibit 12 to the Schedule 13D previously filed by Pequot. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan itself, and is incorporated herein by reference to Exhibit 13 to the Schedule 13D previously filed by Pequot.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FirstMark Capital, L.L.C.

Date: August 25, 2008	By:	/s/ Brian Kempner
Brian Kempner
Chief Operating Officer & General Counsel